Mail Stop 3561

September 5, 2007

Lane Brindley, President
Exousia Advanced Materials, Inc.
1200 Soldier's Field Drive, Suite 200
Sugar Land, TX 77479

> **Re:** **Exousia Advanced Materials, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **Form 10-QSB for the Quarter Ended March 31, 2007**
> **Filed May 15, 2007**
> **Form 10-QSB for the Quarter Ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-51381**

Dear Mr. Brindley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the Fiscal Year Ended December 31, 2006

Statement of Changes in Shareholders' Deficit

1. We noted the issuance of 23,399,245 shares of common stock for services. Please disclose the terms of the issuance of these shares (e.g. vesting provisions) and to whom the shares have been issued to. Please provide a detailed discussion of how the value of the shares was determined and cite the specific authoritative literature you utilized to support your accounting

treatment. For those shares issued for services to non-employees, provide a narrative discussion addressing the applicability of EITF 96-18.

Note G – Pending Acquisitions

Re-Engineered Composite Systems LLC and Engineered Particle Systems LLC

2. We note that these two entities were formed and managed by your founder and CEO and that you are currently operating both companies under operating agreements; however you do not appear to be consolidating these entities. Tell us how your accounting treatment (i.e. not consolidated) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.

10-QSB for the Quarter Ended March 31, 2007

Notes to Unaudited Consolidated Financial Statements

Note 8 – Prepaid Expenses, Patents and Intangible Assets

3. We note you have entered into an "alliance" agreement with a third party which has a $1,000,000 exclusivity fee to be paid in installments over the term of the agreement. It appears you have recorded this fee as an intangible asset. It does not appear that this fee meets the definition of an intangible asset and should be expensed as incurred. Please provide a detailed discussion of the how you determined this fee should be capitalized as an intangible asset and cite the specific authoritative literature you utilized to support your accounting treatment.

10-QSB for the Quarter Ended June 30, 2007

Item 3. Controls and Procedures

4. We note your disclosures do not comply with Item 307 and 308 of Regulation S-B in the following respects:
    - We note you conducted your evaluation within the 90-day time period prior to the filing of the report rather than as of the end of the period covered by the report.

- We note you cited the Exchange Act Rule 13a-14(c) and not the appropriate Rule 13a-15(e).
- We note that your disclosures did not include the information required by Item 308(c) of Regulation S-B in the following respect. The disclosure should state clearly if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Please revise your disclosures to address the matters noted above.

5. In addition to the comment above, we note that you have concluded that your disclosure controls and procedures are ineffective. Please revise to disclose the material weaknesses identified that resulted in your conclusion as well as when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began. Also, disclose the specific steps that you have taken, if any, to remediate the material weaknesses.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies